November 2, 2018

Shannon Okinaka
Chief Financial Officer
Hawaiian Holdings, Inc.
3375 Koapaka Street, Suite G-350
Honolulu, HI 96819

       Re: Hawaiian Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Form 10-Q for the Quarter Ended September 30, 2018
           File No. 001-31443

Dear Ms. Okinaka:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2018

Notes to Consolidated Financial Statements
4. Revenue Recognition, page 12

1. Please tell us your consideration of disclosing any obligations for returns, refunds and other similar obligations pursuant to ASC 606-10-50-20(d).
Frequent Flyer Revenue, page 13

2. We note that you offer various membership levels including Premier, Gold and
      Platinum under your HawaiianMiles Membership Program. Please tell us if you consider the complimentary or discounted services offered under these various tiers as marketing incentives or as material rights accounted for as a separate performance obligation pursuant to ASC 606-10-55-42 to 43.
 Shannon Okinaka
Hawaiian Holdings, Inc.
November 2, 2018
Page 2
3. We note your disclosure that you recognize revenue for marketing and brand performance obligations when HawaiianMiles members use their co-brand credit card and the resulting mileage credits are issued to them, which best correlates with the company's performance toward satisfying the obligation. Please tell us the basis of your conclusion that timing of revenue recognition should be based on the customer's use of the credit card. In your response, tell us the separately identified performance obligations associated with your co-
         branded credit card arrangements and describe any significant judgments made in determining this conclusion.
4. We note your disclosure regarding the balance of the contract liability balance for the frequent flyer liability on page 14, which is comprised of both short-term and long-term amounts. Please tell us how you determined this disclosure is compliant with Rule 5-02 of Regulation S-X.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Melissa Gilmore at (202) 551-3777 or Melissa Raminpour at
(202) 551-
3379 with any questions.



FirstName LastNameShannon Okinaka                              Sincerely,
Comapany NameHawaiian Holdings, Inc.
                                                               Division of
Corporation Finance
November 2, 2018 Page 2                                        Office of
Transportation and Leisure
FirstName LastName